SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of June 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated June 25, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION



            Domtar selects CGI for IT outsourcing contract valued at
                                CDN$ 18.5 million

 o CGI manages IT functions from Canada for Domtar's recently acquired US mills

Montreal, Quebec, June 25, 2002 - CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;) today announced the signing of a five-year information technology contract with Domtar Inc. valued at CDN$18.5 million. CGI will manage and support the client's mainframe and mid-range environment including hosting the infrastructure for some 42 servers, providing server management services as well as managing the hardware.

Michael Roach, president and chief operating officer for CGI added: "We are delighted to welcome Domtar as a new client and pleased that they have chosen us for their very first IT outsourcing contract. As clients, like Domtar, grow and evolve their operations, our role as IT partner is to help them in their planning and decision-making to ensure that the technology decisions are in line with the growth strategy. This win is another nearshore example of how we can bring value to our clients by serving US-based facilities from Canada via our global delivery model."

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.
Website: www.cgi.com

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date:    June 25, 2002                   By /s/  Paule Dore
                                           Name:   Paule Dore
                                           Title:  Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary